Filed Pursuant to Rule 253(g)(2)
File No. 024-11317

1st stREIT OFFICE INC.

SUPPLEMENT NO. 3 DATED JUNE 16, 2023
TO THE OFFERING CIRCULAR DATED OCTOBER 19, 2022

This document (“Supplement”) supplements, and should be read in conjunction with, the offering circular of 1st stREIT Office Inc. (the “Company”), dated October 19, 2022, filed by the Company with the Securities and Exchange Commission (the “SEC”) as part of its offering statement that was qualified by the SEC on October 19, 2022, as supplemented by the supplements dated December 14, 2022 and March 20, 2023 (collectively, the “Offering Circular”). Capitalized terms not defined in this Supplement are as defined in the Offering Circular.

The purpose of this supplement is to disclose:

•	New Balance lease renewal June 2023 distribution
•	Establishment of purchase price as of June 16, 2023
•	Net asset value (“NAV”) as of March 31, 2023
•	Discussion regarding leasing activity and decline in net asset value
•	Change in submission timing for redemption requests

New Balance Lease Renewal

On June 16, 2023, the Company’s manager, SW Manager, LLC, (the “Manager”) executed an amendment with New Balance Athletics Inc. (“New Balance”) to amend their existing lease at the Laumeier Property in St. Louis, MO. New Balance, the third largest tenant in the portfolio by square feet and monthly revenue, currently occupies 41,576 square feet in the Laumeier II building with a lease maturity date of February 4, 2024. The amendment (i) extends the lease maturity through March 31, 2028 for 30,589 square feet, and (ii) allows New Balance to use the remaining 10,987 square feet (the “Give-Back Space”) rent free from May 1, 2023 to October 31, 2023, after which New Balance will surrender and vacate the Give-Back Space, thereby downsizing from 41,576 square feet to 30,589 square feet.

Declaration of Dividend

On June 16, 2023, the board of directors of the Company declared a regular quarterly cash dividend of $0.09 per share of common stock of the Company (“Common Stock”) for the period from April 1, 2023 to June 30, 2023. The dividend will be payable on July 10, 2023 to stockholders of record as of the close of business on June 23, 2023. The Company, as general partner of 1st stREIT Office Operating Partnership LP (the “Operating Partnership”), concurrently declared the same distribution per common unit of the Operating Partnership.

The quarterly cash dividend equates to 5.1% on an annualized basis calculated at the current rate at the new share price of $7.01 per share of Common Stock described below (3.6% annualized dividend assuming a $10.00 per share of Common Stock purchase price).

Establishment of Purchase Price

Effective June 16, 2023, the purchase price per share of Common Stock will be $7.01 per share based on the NAV per share of the Company as of March 31, 2023 as calculated by the Manager. This price per share will be effective until the next announcement of the price per share by the Company, which is expected to happen on or within a commercially reasonable time after September 30, 2023, unless updated by the Company prior to that time. Redemptions of shares of Common Stock will be made pursuant to the Company’s redemption plan based on the then-current NAV per share.

Net Asset Value as of March 31, 2023

The Manager calculates the Company’s NAV on a quarterly basis as of the end of each prior fiscal quarter on a fully diluted basis. As of March 31, 2023, NAV per share of Common Stock was $7.01. This NAV is effective until updated by the Company on September 30, 2023 (or as soon as commercially reasonable thereafter), unless updated by the Company prior to that time. See “Discussion Regarding Leasing Activity and Decline in NAV” below for additional discussion regarding the reduction in NAV per share.

Components of NAV

The following sets forth the calculation of NAV as of March 31, 2023:

March 31, 2023 (1)
Assets
Real estate:
Land	$7,230,647
Buildings and improvements	62,169,353
Total real estate, net, at fair value	69,400,000

Cash	3,310,538
Restricted cash	1,310,791
Rents and other receivables, net	60,603
Other assets, net	67,514
Total assets	$74,149,446

Liabilities and stockholders’ equity
Liabilities:
Secured notes payable, net	$39,942,554
Accounts payable, accrued and other liabilities	1,811,962
Unearned tenant rents	384,862
Security and investor deposits	403,535
Due to affiliate	172,960
Total liabilities	42,715,873

Stockholders’ equity:
Common stock; 900,000,000 shares authorized; 1,890,756 shares issued and outstanding at March 31, 2023	18,908
Additional paid-in capital	18,762,884
Cumulative distributions and net gain	(5,531,743)
Noncontrolling interests	18,183,524
Total stockholders' equity	31,433,573
Total liabilities and stockholders' equity	$74,149,446
Net asset value per share on 1,890,756 shares issued and outstanding at March 31, 2023(2)	$7.01

(1)	Unaudited consolidated balance sheet data as of March 31, 2023.

(2)	The total amount of shares of Common Stock issued and outstanding used in the computation of NAV per share is the amount of shares outstanding as of March 31, 2023. NAV per share computation excludes noncontrolling interests.

NAV per share was calculated by the Manager on a fully dilutive basis using a process that reflects several components, including (1) estimated values of the Company’s commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, discount rates, net operating income, and (b) in certain instances, individual appraisal reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of the Company’s periodic dividends and (4) estimated accruals of the Company’s operating revenues and expenses.

As described in the section titled “Valuation Policies” of the Offering Circular, the Company’s goal is to provide a reasonable estimate of NAV per share of Common Stock on a quarterly basis. However, the majority of the Company’s assets consist of commercial office investments and, as with any commercial real estate valuation protocol, the conclusion reached by the Company or, solely in the case that there is a conflict, the conclusion reached by the Company’s independent valuation expert, will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. In instances where the Company determines that an independent appraisal of its real estate assets is necessary, including, but not limited to, instances where the Manager is unsure of its ability to accurately determine the estimated values of the Company’s commercial real estate assets and investments, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, the Company may engage an appraiser that has expertise in appraising commercial real estate assets to act as its independent valuation expert. The independent valuation expert will not be responsible for, or prepare, the calculation of NAV per share. However, the Company may hire a third party to calculate, or assist with calculating, the NAV per share. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of the Company’s commercial real estate assets and investments.

In addition, for any given quarter, the Company’s published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on the Company’s portfolio is not immediately quantifiable. As a result, the quarterly calculation of NAV per share may not reflect the precise amount that might be paid for the shares of Common Stock in a market transaction, and any potential disparity in NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause NAV per share to change by 5% or more from the last disclosed NAV, the Company will disclose the updated NAV per share and the reason for the change in an Offering Circular supplement as promptly as reasonably practicable.

Historical NAV Information

Below is the NAV per share of Common Stock, as determined in accordance with the Company’s valuation policies, for the fiscal quarter ended March 31, 2023, and the four prior quarters thereof.

Date	NAV Per Share
March 31, 2022	$10.11
June 30, 2022	$9.67
September 30, 2022	$9.23
December 31, 2022	$8.80
March 31, 2023	$7.01

Discussion Regarding Leasing Activity and Decline in NAV

As described in our Offering Circular, the Company owns two properties: one property consisting of Laumeier I, II, and IV totaling 297,354 rentable square feet located in St. Louis, MO (“Laumeier”) and an office and mixed-use property totaling 142,147 rentable square feet located in Carmel, IN (the “Allied Property”). In addition to the New Balance lease renewal as discussed above, the Company also executed the following leases to date in 2023:

•	A new lease with Archer & Lassa LLC, a law firm, at Laumeier IV for 3,112 square feet;
•	A new lease with Dirxion, an online digital publications firm, at Laumeier IV for 4,638 square feet; and
•	A lease renewal with Fork + Ale at the Allied Property for 3,191 square feet.

There are also several letters of intent with potential tenants at Laumeier II and IV that are currently in the lease negotiation stage that we hope will result in executed leases, but there is no guarantee. The leasing agents at Laumeier have seen consistent interest at the property as potential tenants look to upgrade their office space to a more desirable location within the metro St. Louis area. However, as initially disclosed in the 253(g)(2) supplement filed with the SEC on June 1, 2022 and further described in the 253(g)(2) supplement filed with the SEC on September 20, 2022, Panera Bread, LLC (“Panera”), the sole tenant of Laumeier I with 116,277 square feet of space, intends to vacate the property upon their lease expiration in April 2024. As a result of this pending vacancy, the Company is expecting to make infrastructure modifications to take the property from a single-tenant to a multi-tenant building and add amenities including a gym, showers, micro mart, conference room, and a café/lounge to attract potential tenants. The timing of such modifications is dependent upon obtaining access to portions of the leased premises of Panera. We believe these strategic upgrades at the Laumeier property, once implemented, will have a positive impact on attracting new tenants.

However, economic conditions such as inflation, rising interest rates, regional bank failures, less demand for office space due to firms allowing their employees to continue working from home post pandemic, and persistent undercurrents of a possible recession have and may continue to impact the market in a negative way, including the market for attracting new tenants and potential lenders and/or buyers.

After considering the above factors, including, in particular, with respect to the Panera non-renewal and the amendment to the New Balance lease, the Board of Directors determined to reduce the NAV per share to a price that is more reflective of current market conditions. The Manager’s calculation of the NAV is based on a number of judgments, estimates, considerations, assumptions, and opinions about future events and market performance/conditions, all of which may or may not prove to be correct. There is no assurance that the NAV will not continue to decrease in future periods without successful re-tenanting options or if additional changes occur at the properties within our portfolio.

As of the date of this filing, Laumeier II and IV are 84.43% leased, with a 2.44 weighted average lease term and the Allied Propery is 100% leased with a 7.14 weighted average lease term. In addition, both Laumeier and the Allied Property are carrying favorable fixed rate loans of 4.4% and 4.485%, respectively, with maturity dates of 4 and 5.6 years, respectively.

Change in Submission Timing of Redemption Requests

The redemption plan has been amended to change the due date for submission, in writing, of redemption requests in a given quarter. As of July 1, 2023, redemption requests must be submitted to us at least 30 days prior to the end of the applicable quarter. Except with respect to this change in timing, the redemption plan remains unchanged. Please see “Quarterly Redemption Plan” in the Offering Circular, which can be found here.